Linda Cvrkel                                                                                       February 28, 2014

Branch Chief

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:      Bassline Productions, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed April 1, 2013

File No. 000-54497

Dear Ms. Cvrkel,

    Please find below the Company’s response to your comment letter of December 20, 2013.

Form 10-K for the Year Ended December 31, 2012

Report of Independent registered Public Accounting Firm, page F-1

1. We note that your independent auditors’ report discloses that they have audited “the accompanying balance sheets of Bassline Productions Inc. (A Development Stage Company) (the “Company”) as of December 31, 2012 and 2011 and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2012 and for the periods from inception (May 11, 2010) to December 31, 2011 and from inception (May 11, 2010) to December 31, 2012.” In light of the fact that you have presented statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2011, we believe that the independent auditors’ report should refer to the year ended December 31, 2011 rather than “for the periods from inception (May 11, 2010) to December 31, 2011.” Please revise accordingly.

Revised auditors report included in amendment filed herewith.

The company acknowledges that:

 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Tamio Stehrenberger

Tamio Stehrenberger, President

Bassline Productions, Inc.